UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-52119

FOR THE CHILDREN, INC.
(Exact name of registrant as specified in its charter)

The Galleria
2 Bridge Avenue
Red Bank, NJ 07701
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

Common Stock, par value $0.0001 per share
(Title of each class of securities covered by this form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2	☐
Rule 12h-3( b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, FOR THE CHILDREN, INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 31, 2009	FOR THE CHILDREN, INC.

	By:	/s/ VIRGINIA K. SOURLIS
Virginia K. Sourlis
President & Director
(Principal Executive Officer) (Principal Financial/Accounting Officer)